Mail Stop 4561

      October 21, 2005

Dov Moran
President and Chief Executive Officer
M-Systems, Inc.
555 Mathilda Avenue, Suite 220
Sunnyvale, CA 94560

	Re:	M-Systems Flash Disk Pioneers Ltd.
		M-Systems Finance Inc.
		Amendment No. 3 to Form F-3
		Filed October 17, 2005
		File No. 333-126774

Dear Mr. Moran:

	We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form F-3, as amended

General

1. Please ensure that copies marked to show changes between all amendments are filed on Edgar as correspondence.

Selling Securityholders, page 69

2. We note the addition of a number of selling securityholders in amendments 2 and 3 to the registration statement. While it appears that you have provided the natural person disclosure we requested in comment 4 of our letter dated August 17, 2005 with respect to some of these additional selling securityholders, we note that you have not provided such disclosure with respect to the selling securityholders covered by footnote 18. In this regard, we note that while these selling securityholders appear to be different entities that are not related to one another, footnote 18 seems to indicate that they are all controlled by the same unidentified publicly held company.
For
each selling securityholder currently covered by footnote 18, revise to either identify the natural person who holds voting and/or investment power with respect to the securities being offered for resale, or to identify the publicly held company that controls such securities by name. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

Plan of Distribution, page 75

3. While we note that you have added D.E. Shaw to your list of affiliates of broker-dealers in the plan of distribution, please confirm that none of the other selling securityholders you added in either amendment 2 or amendment 3 to the registration statement are registered broker-dealers or affiliates of broker-dealers.

Part II

Exhibit 5.2

4. We note the addition of Schedule 1 to this exhibit. However, the purpose of qualifications 1.2 through 1.11 is unclear considering that the opinions expressed on page 2 are as of the date of the opinion. It appears that these qualifications relate to possible future events that do not seem to currently impact the opinions being given. Please advise or revise to remove these qualifications.

Exhibit 5.3

5. Please refer to prior comment 5 of our letter dated September
27,
2005. We note the changes made to exhibits 5.1, 5.2 and 5.3 in response to our comment. However, exhibit 5.3 continues to make the assumptions to which our previous comment objected. Counsel should revise this opinion to remove the objectionable assumptions and indicate, if true, that counsel has relied upon the opinions provided by Israeli and Cayman Islands counsel for these issues rather than merely noting the other opinions.

*	*	*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or Sara Kalin at (202)
551-
3454.  If you need further assistance, you may contact me at (202)
551-3730.

								Sincerely,



								Mark P. Shuman
								Branch Chief - Legal

cc:	Via Facsimile (972) 3-610-3111
	Clifford M. J. Felig, Adv.
	David S. Glatt, Adv.
	Meitar Liquornik Geva & Leshem
	Telephone: (972) 3-610-3621
Mr. Dov Moran
M-Systems Flash Disk Pioneers Ltd.
M-Systems Finance Inc.
October 21, 2005
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